Product supplement TT
To prospectus dated October 10, 2006 and
prospectus supplement dated November 13, 2006

Registration Statement No. 333-137902
dated October 10, 2006
Rule 424(b)(2)



Deutsche Bank AG

Return Optimization Securities Linked to the Performance of a Currency or Index or Basket of Currencies Relative to a Reference Currency

General

Deutsche Bank AG may from time to time offer and sell return optimization securities, which we refer to as "ROS," as part of our Global Notes Program, Series A. The ROS will be linked to the performance of one or more currencies, which may include a basket or index of currencies selected or created by Deutsche Bank AG or one of its affiliates (the "**Underlying Currency or Currencies**"), relative to a reference currency (the "**Reference Currency**"). This product supplement describes some of the general terms that may apply to the ROS and the general manner in which they may be offered. The specific terms of any ROS that we offer, including the name and description of the index, if any, the Underlying Currency or Currencies to which each ROS is linked, the Reference Currency for each ROS and the specific manner in which such ROS may be offered, will be described in a separate pricing supplement to this product supplement. If there is any inconsistency between the terms described in an applicable pricing supplement and those described in this product supplement or in the accompanying prospectus or prospectus supplement, the terms described in the applicable pricing supplement will be controlling. The general terms of the ROS are described in this product supplement and include the following:

- Issuer (Booking Branch): Deutsche Bank AG, London Branch

- Coupon: The ROS do not pay a coupon during their term.

- Payment at Maturity: At maturity, you will receive a cash payment that is based on the performance of an index, if applicable, or the performance of the Underlying Currency or Currencies relative to the Reference Currency or Currencies, as described below (the "**Performance**"). The value of an index, if applicable, may be calculated by reference to currencies or to forward contracts on currencies. If the Performance is positive, the return on the ROS may be enhanced by a multiplier (the "**Multiplier**") up to a maximum gain, expressed as a percentage (the "**Maximum Gain**"), on the ROS. The Multiplier and Maximum Gain for any ROS that we may offer will be specified in the applicable pricing supplement.

The ROS do not guarantee any return of principal at maturity. Unless otherwise specified in the applicable pricing supplement, the ROS are fully or partially exposed to any negative Performance. A negative Performance will reduce the cash payment you receive at maturity below the face amount of your securities.

- No Listing: The ROS will not be listed or displayed on any securities exchange or any electronic communications network.

- Calculation Agent: Deutsche Bank AG, London Branch

The applicable pricing supplement will describe the specific terms of the ROS, including any changes to the terms specified in this product supplement.

See "Risk Factors" beginning on page PS-9 of this product supplement for risks related to an investment in the ROS.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this product supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The ROS are not deposit liabilities of Deutsche Bank AG and are not FDIC insured.

Deutsche Bank AG

November 5, 2007

TABLE OF CONTENTS

In making your investment decision, you should rely only on the information contained or incorporated by reference in the pricing supplement applicable to your investment, this product supplement and the accompanying prospectus and prospectus supplement with respect to the ROS offered by the applicable pricing supplement and this product supplement. We have not authorized anyone to give you any additional or different information. The information in the applicable pricing supplement, this product supplement and the accompanying prospectus and prospectus supplement may be accurate only as of the dates of each of these documents, respectively.

The ROS described in the applicable pricing supplement and this product supplement are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. You should be aware that the regulations of the Financial Industry Regulatory Authority ("**FINRA**") and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the securities. The applicable pricing supplement, this product supplement and the accompanying prospectus and prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy the securities in any circumstances in which such offer or solicitation is unlawful.

In this product supplement and the accompanying prospectus and prospectus supplement, "we," "us" and "our" refer to Deutsche Bank AG, including, as the context may require, acting through one of its branches.

We are offering to sell, and are seeking offers to buy, the ROS only in jurisdictions where offers and sales are permitted. Neither this product supplement nor the accompanying prospectus, prospectus supplement or pricing supplement constitutes an offer to sell, or a solicitation of an offer to buy, any ROS by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this product supplement nor the accompanying prospectus, prospectus supplement or pricing supplement nor any sale made hereunder implies that there has been no change in our affairs or that the information in this product supplement and accompanying prospectus, prospectus supplement and pricing supplement is correct as of any date after the date hereof.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this product supplement and the accompanying prospectus, prospectus supplement and pricing supplement and the purchase, offer or sale of the ROS and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the ROS under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales; neither we nor the agents shall have any responsibility therefor.

DESCRIPTION OF THE RETURN OPTIMIZATION SECURITIES

This product supplement describes terms that will apply generally to the ROS, including any ROS you purchase. A separate pricing supplement will describe terms that apply specifically to your ROS, including the Underlying Currency or Currencies, the Reference Currency, the components of any basket or underlying any index of currencies and the relative weights of any basket or index of currencies, as well as any changes to the terms specified below. Deutsche Bank AG may also prepare free writing prospectuses that describe particular issuances of ROS. Any free writing prospectus should also be read in connection with this product supplement and the accompanying prospectus and prospectus supplement. For purposes of this product supplement, any references to an applicable pricing supplement may also refer to a free writing prospectus, unless the context requires otherwise.

In this product supplement, when we refer to the "ROS," we mean return optimization securities. Also, references to the "accompanying prospectus" and "prospectus supplement" mean, respectively, the accompanying prospectus, dated October 10, 2006, of Deutsche Bank and the prospectus supplement, dated November 13, 2006, of Deutsche Bank. References to the "pricing supplement" or "applicable pricing supplement" mean any pricing supplement or any free writing prospectus that describes the specific terms of your ROS.

What Are the Return Optimization Securities?

Return optimization securities, or ROS, are medium-term notes issued by Deutsche Bank whose return is linked to the performance (the "**Performance**") of a currency or index or basket of currencies (the "**Underlying Currency or Currencies**") relative to a reference currency (the "**Reference Currency**"). The Underlying Currency or Currencies, the Reference Currency, the components of any basket or underlying any index and the relative weights of any basket or index of currencies will be specified in the applicable pricing supplement to this product supplement.

At maturity, the ROS will pay an amount in cash that is based on the Performance. The Performance will be calculated based on one of the following formulas, as specified in the applicable pricing supplement, or based on such other formula as may be otherwise specified in the applicable pricing supplement:

$$\frac{\text{Ending Level} - \text{Starting Level}}{\text{Starting Level}}$$

OR

$$\frac{\text{Ending Level} - \text{Starting Level}}{\text{Ending Level}}$$

OR

$$\frac{\text{Starting Level} - \text{Ending Level}}{\text{Starting Level}}$$

OR

$$\frac{\text{Starting Level} - \text{Ending Level}}{\text{Ending Level}}$$

The Starting Level and Ending Level will be as specified in the applicable pricing supplement, and will, unless otherwise specified in the applicable pricing supplement, generally represent the value of the Underlying Currency or Currencies as compared to the Reference Currency on the trade date and on the final valuation date(s), respectively (or on such other date or dates as specified in the applicable pricing supplement).

The trade date and the final valuation date(s) for each ROS will be set forth in the applicable pricing supplement.

If the Performance is positive, the ROS may provide an enhanced return that will be calculated by applying a Multiplier to the Performance (for example, a Multiplier of 3 means that the Performance will be multiplied by 3), subject to a Maximum Gain, expressed as a percentage, on the ROS at maturity (for example, a Maximum Gain of 12% means that the return on the ROS will never be higher than 12% even if the Performance is higher than the level that would result in a return at maturity of 12%). The Multiplier and the Maximum Gain on the ROS will be specified in the applicable pricing supplement. If the Performance is zero or negative, the ROS will provide a return equal to all or part of the Performance, which will result in an investor receiving a maximum of the initial investment amount or less than the initial investment amount of the ROS at maturity.

Unless otherwise specified in the applicable pricing supplement, the ROS do not guarantee any return of your initial investment at maturity, and are fully or partially exposed to any decline in the Performance from the trade date relative to the final valuation date(s). If the ROS are fully exposed to such decline, you will lose 1% (or a fraction thereof) of the face amount of your securities for each percentage point (or fraction thereof) that the Performance is negative.

The ROS Are Part of a Series

The ROS are part of a series of securities entitled "Global Notes Program, Series A" that we may issue under our indenture, which is described in the accompanying prospectus and prospectus supplement. The ROS will be issued by Deutsche Bank AG under an indenture among us, Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as issuing agent, paying agent and registrar. The terms described here (*i.e.*, in this product supplement) supplement those described in the accompanying prospectus and prospectus supplement and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

Specific Terms Will Be Described in Applicable Pricing Supplements

The specific terms of your ROS will be described in the applicable pricing supplement accompanying this product supplement. The terms described there supplement those described here and in the accompanying prospectus and prospectus supplement. If the terms described in the applicable pricing supplement are inconsistent with those described here or in the accompanying prospectus or prospectus supplement, the terms described in the applicable pricing supplement are controlling.

Any applicable pricing supplement, including any free writing prospectus, should be read in connection with this product supplement and the accompanying prospectus and prospectus supplement.

Selected Purchase Considerations

Subject to the specific terms of your ROS as described in the applicable pricing supplement, an investment in the ROS may offer the following features:

- **Growth Potential**—The ROS provide the potential to enhance returns by multiplying a positive Performance by a Multiplier, up to a Maximum Gain, on the ROS.

- **Diversification**—The ROS may provide diversification within your portfolio through exposure to currency markets.

What are some of the risks of the ROS?

An investment in any ROS involves significant risks. Some of the risks that apply generally to the ROS are summarized here, but we urge you to read the more detailed explanation of risks relating to the ROS in the "Risk Factors" section of this product supplement and the applicable pricing supplement.

- **You may lose some or all of your initial investment**—Unless otherwise specified in the applicable pricing supplement, the ROS do not guarantee any return of your initial investment at maturity. The ROS are fully or partially exposed to any negative Performance. If the ROS are fully exposed to any negative Performance, you will lose 1% (or a fraction thereof) of the face amount of your securities for each percentage point (or fraction thereof) that the Performance is negative.

- **Your return potential is limited to the Maximum Gain**—If the Performance is positive, it may be multiplied by a Multiplier, subject to the Maximum Gain on the ROS. Therefore, you will not benefit from any positive Performance in excess of the level that would result in the applicable Maximum Gain. For examples of the different payment amounts you may receive at maturity of the ROS depending on the Performance, see "Hypothetical Example" and "What are the steps to calculate payment at maturity?" in this product supplement.

- **Your investment will be subject to foreign currency risk**—Holders of ROS will be exposed to currency exchange rate risk. Of particular importance to currency exchange rate risk are: existing and expected rates of inflation; existing and expected interest rate levels; the balance of payments; and the extent of governmental surpluses or deficits in the relevant countries. Historical performance of any currency should not be taken as an indication of the future performance of that currency during the term of the ROS.

- **Currency market volatility**—The Performance, and, consequently, the return on your ROS, is dependent on the currency markets. Such markets may be highly volatile, particularly in relation to emerging or developing nations' currencies and, in certain market conditions, also in relation to developed nations' currencies. Significant changes, including changes in liquidity and price, can occur in such markets within very short periods of time.

- **Legal and regulatory risks**—Currency markets are subject to legal and regulatory risks that may adversely affect the Performance, and, consequently, the return on your ROS. It is not possible to predict the effect of any future legal or regulatory action relating to the Underlying Currency or Currencies or the Reference Currency, but any such action could cause unexpected volatility and instability in currency markets with an adverse effect on the Performance, and, consequently, on the return on your ROS.

- **No coupon payments**—You will not receive any coupon payments on the ROS.

- **Maximum potential return only at maturity**—You can earn the potential returns only if you hold your ROS to maturity.

- **No listing**—The ROS will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the ROS will develop. Deutsche Bank Securities Inc. ("**DBSI**") and other affiliates of Deutsche Bank may make a market in the ROS, although they are not required to do so and may stop making a market at any time. If you sell your ROS prior to maturity, you may have to sell them at a substantial loss.

The ROS may be a suitable investment for you if:

Subject to the specific terms of your ROS, as specified in the applicable pricing supplement, the ROS generally may be a suitable investment for you if:

- You believe the Performance will be positive over the term of the ROS.

- You are willing to accept the limitation on returns imposed by the Maximum Gain.

- You are willing to make an investment that is exposed to the full or partial potential negative Performance, as set forth in the applicable pricing supplement, and does not guarantee any return of principal at maturity, except as set forth in the applicable pricing supplement.

- You are willing to accept the risk of fluctuations in currency prices.

- You do not seek current income from your investment.

- You are willing to hold the ROS to maturity.

- You are willing to invest in securities for which there may be little or no secondary market.

The ROS may *not* be a suitable investment for you if:

Subject to the specific terms of your ROS, as specified in the applicable pricing supplement, the ROS generally may not be a suitable investment for you if:

- You believe the Performance will be zero or negative.

- You seek an investment that may benefit fully from any positive Performance, without the limitation on returns imposed by the Maximum Gain.

- You seek an investment that is not exposed to the full or partial potential negative Performance, as set forth in the applicable pricing supplement, and that guarantees some return of principal at maturity other than as set forth in the applicable pricing supplement.

- You are not willing to be exposed to fluctuations in currency prices.

- You seek current income from your investment.

- You are unable or unwilling to hold the ROS to maturity.

- You seek an investment for which there will be an active secondary market.

What are the tax consequences of the ROS?

You should review carefully the section in this product supplement entitled "Certain U.S. Federal Income Tax Consequences." Except as otherwise provided in the relevant pricing supplement, although the tax consequences of an investment in the ROS are uncertain, we believe it is reasonable to treat the ROS as prepaid financial contracts for U.S. federal income tax purposes. Assuming this treatment is respected, because of the application of certain rules and regulations relating to foreign currency instruments under Section 988 of the Code, gain or loss on the sale, exchange or retirement of the ROS should be treated as ordinary gain or loss unless you make a valid election pursuant to the applicable Treasury regulations on or before the date on which you acquire your ROS to treat such gain or loss as capital gain or loss. **If a valid election is made before the close of the day on which you acquire your ROS,** your gain or loss on the ROS should be capital gain or loss and, subject to possible application of Section 1256 of the Code as discussed below, should be long-term capital gain or loss if at the time of sale, exchange or retirement of the ROS you have held the ROS for more than one year. The deductibility of capital losses is subject to certain limitations. You should consult your tax adviser regarding the conditions and procedures for making this election.

Depending on its terms, ROS might be treated as "foreign currency contracts" within the meaning of Section 1256 of the Code. If Section 1256 were to apply, you would be required to mark your ROS to market at the end of each year (*i.e.*, recognize income as if the ROS had been sold for fair market value). In that case, gain or loss recognized on marking to market should be ordinary in character absent a valid election to treat gain or loss on the ROS as capital. If such an election is made, gain or loss recognized on marking to market should be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to the period during which you held your ROS.

If the Internal Revenue Service (the "IRS") were successful in asserting an alternative treatment for the ROS to that discussed above, the timing and/or character of income on the ROS might differ materially and adversely from the treatment described above. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this free writing prospectus and the accompanying product supplement.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the ROS.

For a discussion of certain German tax considerations relating to the ROS, you may refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

Neither we nor UBS Financial Services Inc. provides any advice on tax matters. You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the ROS (including alternative treatments), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

What are the steps to calculate payment at maturity?

Except as otherwise set forth in the applicable pricing supplement, set forth below is an explanation of the steps necessary to calculate the payment at maturity on the ROS, followed by an example for a hypothetical ROS based on the Performance of a single Underlying Currency relative to the U.S. dollar, as Reference Currency.

Step 1: Calculate the Performance

The Performance will be calculated based on one of the following formulas, as specified in the applicable pricing supplement, or based on such other formula as may be otherwise specified in the applicable pricing supplement:

$$\frac{\text{Ending Level} - \text{Starting Level}}{\text{Starting Level}}$$

OR

$$\frac{\text{Ending Level} - \text{Starting Level}}{\text{Ending Level}}$$

OR

$$\frac{\text{Starting Level} - \text{Ending Level}}{\text{Starting Level}}$$

OR

$$\frac{\text{Starting Level} - \text{Ending Level}}{\text{Ending Level}}$$

The Starting Level and Ending Level will be as specified in the applicable pricing supplement, and will generally represent the value of the Underlying Currency or Currencies as compared to the Reference Currency on the trade date and on the final valuation date(s), respectively (or on such other date or dates as specified in the applicable pricing supplement).

The trade date and the final valuation date(s) for each ROS will be set forth in each applicable pricing supplement.

Step 2: Calculate the cash payment at maturity

The cash payment at maturity of the ROS will be calculated as follows (unless otherwise specified in the applicable pricing supplement):

- If the Performance is positive, the payment at maturity per security will equal the lesser of:

  $10 + ($10 x (Performance x Multiplier)); and

  $10 + ($10 x Maximum Gain).

- If the Performance is zero, the payment at maturity will equal $10 per security.

- If the Performance is negative, unless a guaranteed payment is specified in the applicable pricing supplement, the payment at maturity will be less than $10 per security, and will equal the greater of:

  zero; and

  $10 + ($10 x Performance).

Hypothetical Payment Amounts on Your ROS

The applicable pricing supplement may include hypothetical calculations and tables or charts showing hypothetical examples of the Performance at maturity and the cash payment that could be delivered for each of your ROS on the stated maturity date, based on a range of hypothetical Performances and on various key assumptions shown in the applicable pricing supplement.

Any table, chart or calculation showing hypothetical payment amounts will be provided for purposes of illustration only. It should not be viewed as an indication or prediction of future investment results. Rather, it is intended merely to illustrate the impact that various hypothetical Performances could have on your payment at maturity, as calculated in the manner described in the applicable pricing supplement. Such hypothetical table, chart or calculation will be based on values of the Underlying Currency or Currencies and the Reference Currency that may not be achieved, and on assumptions regarding terms of the ROS that will not be set until the trade date.

As calculated in the applicable pricing supplement, the hypothetical payment amounts on your ROS on the stated maturity date may bear little or no relationship to the actual market value of your ROS on that date or at any other time, including any time you might wish to sell your ROS. In addition, you should not view the hypothetical payment amounts as an indication of the possible financial return on an investment in your ROS, since the financial return will be affected by various factors, including taxes, which the hypothetical information does not take into account. Moreover, whatever the financial return on your ROS might be, it may bear little relation to—and may be much less than—the financial return that you might achieve were you to invest directly in the Underlying Currency or Currencies. The following factors, among others, may cause the financial return on your ROS to differ from the financial return you would receive by investing directly in the Underlying Currency or Currencies:

- the return on such a direct investment would not be limited by the Maximum Gain or otherwise capped; and

- an investment in the Underlying Currency or Currencies is likely to have tax consequences that are different from an investment in the ROS.

We describe various risk factors that may affect the market value of the ROS, and the unpredictable nature of that market value, under "Risk Factors" beginning on page PS-9 of this product supplement.

We cannot predict how the Underlying Currency or Currencies and the Reference Currency will perform during the term of the ROS. Moreover, the assumptions we make in connection with any hypothetical information in the applicable pricing supplement may not reflect actual events. Consequently, that information may give little or no indication of the payment that will be delivered in respect of your ROS on the stated maturity date, nor should it be viewed as an indication of the financial return on your ROS or of how that return might compare to the financial return if you were to invest directly in the Underlying Currency or Currencies.

RISK FACTORS

The return on the ROS is linked to the performance of the Underlying Currency or Currencies relative to the Reference Currency. Investing in the ROS is not equivalent to investing directly in the Underlying Currency or Currencies. This section describes the most significant risks relating to the ROS. **We urge you to read the following information about these risks, together with the other information in this product supplement, the applicable pricing supplement, including any free writing prospectus, and the accompanying prospectus and prospectus supplement before investing in the ROS.**

The ROS are fully or partially exposed to any negative Performance, and you may lose some or all of your initial investment.

The terms of the ROS differ from ordinary debt securities in that we will not pay you 100% of the face amount of your ROS at maturity if the Performance is negative. At maturity, the cash payment you receive will be based on the Performance, which may be positive or negative. A negative Performance will reduce your cash payment at maturity below the face amount of your securities, and will result in a negative return on your ROS. Each percentage decline (or fraction thereof) in the Performance will result in a corresponding reduction in your cash payment at maturity from the face amount of your securities, unless a guaranteed payment is specified in the applicable pricing supplement.

Unless otherwise specified in the applicable pricing supplement, the ROS do not guarantee any return of your initial investment at maturity. You may lose some or all of your initial investment if the Performance is negative.

Your return potential at maturity is limited by the Maximum Gain on the ROS.

Your payment at maturity is based on the Performance, which, if positive, may be enhanced by a Multiplier, subject to a Maximum Gain on the ROS. Since the maximum payment amount on the ROS is capped, you will not benefit from a positive Performance (as enhanced by any Multiplier) in excess of the level that would result in the applicable Maximum Gain.

Owning the ROS is not the same as owning the Underlying Currency or Currencies.

The return on your ROS will not reflect the return you would realize if you actually owned the Underlying Currency or Currencies and held such investment for a similar period and the payment at maturity of the ROS will be capped based on the Maximum Gain specified in the applicable pricing supplement. If the Performance multiplied by the Multiplier exceeds the level that would result in the applicable Maximum Gain, your return on the ROS at maturity will be less than the return on a direct investment in the Underlying Currency or Currencies without taking into account taxes and other costs related to such a direct investment.

The market value of the ROS may be influenced by unpredictable factors.

The market value of your ROS may fluctuate between the date you purchase them and the final valuation date or dates, when the calculation agent will determine your payment at maturity. Several factors, many of which are beyond our control and interrelate in complex ways, will influence the market value of the ROS. Generally, we expect that the values of the Underlying Currency or Currencies and the Reference Currency on any day will affect the market value of the ROS more than any other single factor. Other factors that may influence the market value of the ROS include:

- the expected volatility in the Underlying Currency or Currencies and the Reference Currency;

- the exchange rates and volatility of the exchange rates of the Underlying Currency or Currencies and the Reference Currency and variations in the degree of correlation between any relevant exchange rates;

- supply and demand for the ROS, including inventory positions with DBSI or any other market-maker;

- interest and yield rates in the market generally as well as in the markets of the Underlying Currency or Currencies and the Reference Currency;

- suspension or disruption of market trading in the Underlying Currency or Currencies or the Reference Currency;

- the time remaining to the maturity of the ROS;

- the creditworthiness of Deutsche Bank; and

- a variety of economic, financial, political, regulatory or judicial events.

These factors interrelate in complex ways, and the effect of one factor on the market value of your ROS may offset or enhance the effect of another factor.

There may not be an active trading market for the ROS, and sales in the secondary market may result in significant losses.

You should be willing to hold your ROS to maturity. There may be little or no secondary market for the ROS. The ROS will not be listed or displayed on any securities exchange or any electronic communications network. DBSI and other affiliates of Deutsche Bank may make a market in the ROS, although they are not required to do so and may stop any market-making activities at any time. Even if a secondary market in your ROS develops, it may not provide significant liquidity or trade at prices advantageous to you.

If you sell your ROS before maturity, you may have to do so at a substantial discount from the issue price and, as a result, you may suffer substantial losses.

The inclusion of commissions and compensation in the original issue price of the ROS is likely to adversely affect secondary market prices of the ROS.

Assuming no change in market conditions or any other applicable factors, the price at which DBSI or its affiliates are willing to purchase your ROS in secondary market transactions will likely be lower than the initial public offering price of your ROS, since the initial public offering price is likely to include, and secondary market prices are likely to exclude, commissions or other compensation paid with respect to your ROS. In addition, any such prices may differ from values determined by pricing models used by DBSI or its affiliates, as a result of dealer discounts, mark-ups or other transactions.

Changes in the value of any currency in a basket or index or in the value of the Reference Currency may offset each other.

The amount we pay in respect of the ROS on the maturity date will be determined solely in accordance with the procedures described in "Description of Notes—Payment at Maturity." The

ROS are linked to the Performance of the Underlying Currency or Currencies relative to the Reference Currency. Movements in the exchange rates included in any basket or index of currencies, if applicable, may not correlate with each other. At a time when the exchange rates of one currency increases, the exchange rates of another currency may not increase as much or may even decline. Therefore, increases in the exchange rates of one or more currencies may be moderated, offset, or more than offset, by lesser increases or declines in the exchange rates of one or more other currencies.

Currencies that compose a basket or index may not be equally weighted.

The ROS may be linked to a weighted basket or index of currencies, each of which may have a different weight in determining the value of the basket or index. The relevant currency weights will be specified in the applicable pricing supplement. In the event of an unequal weighting of basket or index currencies, the same percentage change in such currencies may have different effects on the Performance.

The ROS will be subject to currency exchange risk. Historical performance of any currency should not be taken as an indication of the future performance of that currency during the term of the ROS.

Holders of ROS will be exposed to currency exchange rate risk with respect to the Underlying Currency or Currencies and the Reference Currency. An investor's net exposure will depend on the extent to which currencies strengthen or weaken against each other. Such fluctuations may adversely affect the Performance and reduce the amount payable at maturity. Foreign currency exchange rates vary over time, and may vary considerably during the term of the ROS. Changes in foreign currency exchange rates result from the interaction of many factors directly or indirectly affecting economic and political conditions in the relevant currency's country and economic and political developments in other relevant countries.

Of particular importance to potential currency exchange risk are:

- existing and expected rates of inflation;
- existing and expected interest rate levels;
- the balance of payments; and
- the extent of governmental surpluses or deficits in the relevant countries.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of various component countries and other countries important to international trade and finance. Historical performance of any currency should not be taken as an indication of the future performance of that currency during the term of the ROS.

The liquidity and trading value of, and amounts payable under, the ROS could be affected by the actions of the governments of the originating nations of the Underlying Currency or Currencies and the Reference Currency.

Foreign exchange rates can either be fixed by sovereign governments or floating. Exchange rates of most economically developed nations are permitted to fluctuate in value relative to the value of other currencies. However, governments do not always allow their currencies to float freely in response to economic forces. Governments use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the trading value of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the ROS is that their liquidity, trading value and amounts payable could be affected by the actions of sovereign governments, which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the ROS in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency, or in the event of other developments affecting the Underlying Currency or Currencies or the Reference Currency.

The ROS may be subject to emerging markets' political and economic risks.

The Underlying Currency or Currencies or the Reference Currency may include currencies of emerging market countries, which are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. In recent years, those emerging markets have undergone significant political, economic and social changes. Such far-reaching political changes have resulted in constitutional and social tensions, and in some cases, instability and reaction against market reforms has occurred. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging or developing market nation. Political or economic instability would likely have an adverse effect on the performance of the relevant currencies, and, consequently, the value of the ROS and your payment at maturity.

Even though currencies are traded around-the-clock, if a secondary market for the ROS develops, the ROS may trade only during regular hours in the United States.

The interbank market for currencies, including the U.S. dollar, is a global, around-the-clock market and currency values are quoted 24 hours a day. Therefore, the hours of trading for the ROS, if any, may not conform to the hours during which the Underlying Currency or Currencies and the Reference Currency are traded. To the extent that some countries' currency markets are closed while the markets for other countries' currencies remain open, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the market price, if any, of the ROS.

The absence of last-sale and other information about the Underlying Currency or Currencies and the Reference Currency may affect the price of the ROS.

There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers' offices, in bank foreign currency trading offices and to others who wish to subscribe to this information, but this information will not necessarily be reflected in the value of the exchange rates used to calculate the Performance. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of certain foreign exchange markets.

The sponsor of any currency index may adjust the relevant index in ways that affect its level, and the sponsor has no obligation to consider your interests.

The ROS may be linked to an index of currencies. The sponsor of any currency index is responsible for calculating and maintaining the relevant index. The sponsor can add, delete or substitute the components underlying the relevant index or make other methodological changes that could change the level of the relevant index. You should realize that the changing of components included in an index may affect such index, as a newly added component may perform significantly better or worse than any it replaces. Additionally, the sponsor may alter, discontinue or suspend calculation or dissemination of the index. Any of these actions could adversely affect the value of the ROS. The sponsor has no obligation to consider your interests in calculating or revising any index.

We generally do not control any basket or index or the components underlying such basket or index.

The ROS may be linked to a basket or index of currencies. Except as otherwise described in the applicable pricing supplement, we are not affiliated with the sponsors of any basket or index and do not control the components included in such basket or index. As a result, we will have no ability to control the actions of the sponsor, including actions that could affect the value of the basket or index or your ROS. No sponsor of any basket or index will have any obligation to consider your interests as a holder of the securities in taking any actions that might affect the value of your ROS.

Suspensions or disruptions of market trading in the currency markets and related futures may adversely affect the market value of the ROS and/or the return on your investment in the ROS.

The currency markets are subject to temporary distortions or other disruptions due to various factors, including the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur in a single business day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price." Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices may have the effect of precluding trading in a particular contract or forcing liquidation of contracts at disadvantageous times or prices. These circumstances could affect the value of the Underlying Currency or Currencies and the Reference Currency, exchange rates and the value of the ROS.

We or our affiliates may have adverse economic interests to the holders of the ROS.

Deutsche Bank AG and other affiliates of ours trade currencies and other financial instruments related to currencies on a regular basis, for their accounts and for other accounts under their management. Deutsche Bank AG and these affiliates may also issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments linked to the Underlying Currency or Currencies or the Reference Currency. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such securities or financial instruments, our or their interests with respect to such products may be adverse to those of the holders of the ROS. Any of these trading activities could potentially affect the Performance and, accordingly, could affect the value of the ROS and the amount, if any, payable to you at maturity.

We or our affiliates may also act as the sponsor of a currency index. In this role, we or our affiliates may exercise discretion, as in rebalancing the index during the term of the ROS.

In addition, one or more of our affiliates may publish research reports or otherwise express views about the Underlying Currency or Currencies or the Reference Currency. Any prospective purchaser of securities should undertake an independent investigation of each currency as in its judgment is appropriate to make an informed decision with respect to an investment in the ROS.

Additionally, we or one of our affiliates may serve as issuer, agent or underwriter for additional issuances of securities with returns linked or related to the Underlying Currency or Currencies or the Reference Currency. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the value of the ROS.

We and our affiliates are active participants in the currency markets as dealers, proprietary traders and agents for our customers, and therefore at any given time we may be a party to one or more currency transactions. Our trading activities may have a material effect on currency prices and consequently have a negative impact on the value of the ROS.

We may have hedged our obligations under the ROS directly or through certain affiliates, and we or they would expect to make a profit on any such hedge. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, such hedging may result in a profit that is more or less than expected, or it may result in a loss. Although they are not expected to, these hedging activities may adversely affect market prices and, therefore, the market value of the ROS. It is possible that Deutsche Bank AG or its affiliates could receive substantial returns from these hedging activities while the market value of the ROS declines.

Deutsche Bank AG, London Branch will act as the calculation agent. The calculation agent will determine, among other things, the Starting Level and the Ending Level, the Performance and the amount, if any, that we will pay you at maturity. In performing these duties, Deutsche Bank AG, London Branch may have interests adverse to the interests of the holders of the ROS, which may affect your return on the ROS, particularly where Deutsche Bank AG, London Branch as the calculation agent, is entitled to exercise discretion.

Holdings of the ROS by our affiliates and future sales may affect the value of the ROS.

Certain of our affiliates may purchase for investment certain of the ROS. As a result, upon completion of an offering, our affiliates may own up to approximately 10% of the ROS offered in that offering. Circumstances may occur in which our interests or those of our affiliates could be in conflict with your interests. In addition, if a substantial portion of the ROS held by our affiliates were to be offered for sale in the secondary market, if any, following such an offering, the market price of the ROS may fall. The negative effect of such sales on the prices of the ROS could be more pronounced if secondary trading in the ROS is limited or illiquid.

The U.S. federal income tax consequences of an investment in the ROS are unclear.

There is no direct legal authority regarding the proper U.S. tax treatment of the ROS, and we do not plan to request a ruling from the Internal Revenue Service ("**IRS**"). Consequently, significant aspects of the tax treatment of the ROS are uncertain and no assurance can be given that the IRS or a court will agree with the treatment described herein. If the IRS were successful in asserting an alternative treatment for the ROS, the timing and/or character of income thereon might differ materially and adversely from the description herein. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the ROS (including alternative treatments), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Please read carefully the section of this product supplement entitled "Certain U.S. Federal Income Tax Consequences."

You will not receive coupon payments on the ROS.

You will not receive any periodic coupon payments on the ROS. The amount payable at maturity will be determined pursuant to the terms described in this product supplement and the applicable pricing supplement. If the Performance is negative, you may lose some or all of your initial investment.

Market disruptions may adversely affect your return.

The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from valuing a currency, basket or index or calculating the Performance or the amount we will pay you at maturity of the ROS in the manner initially provided for in the applicable pricing supplement. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of one or more currencies. If the calculation agent, in its sole discretion, determines that any of these events prevents us or our affiliates from determining such value or amount in the ordinary manner, it is possible that the return on your ROS may be adversely affected. For example, if the source for an exchange rate is not available on the final valuation date, the calculation agent may determine the exchange rate for such date, and such determination may adversely affect the return on your ROS. Market disruption events are described below in "General Terms of the ROS—Market Disruption Event."

Valuation of the ROS

At maturity. Your cash payment at maturity is based on the Performance, as described under "General Terms of the ROS—Payment at Maturity."

Prior to maturity. You should understand that the market value of your ROS will be affected by several factors, many of which are beyond our control and interrelate in complex ways. Generally, we expect that the values of the Underlying Currency or Currencies and the Reference Currency on any day will affect the market value of your ROS more than any other single factor. Other factors that may influence the market value of your ROS include supply and demand for your ROS, exchange rates, the volatility of the Underlying Currency or Currencies and the Reference Currency, the level of interest rates and other economic conditions, as well as the perceived creditworthiness of Deutsche Bank. See also "Risk Factors" beginning on page PS-9 of this product supplement for a broader description of factors that could affect the market value of your ROS.

General Terms of the ROS

The following is a summary of general terms of the ROS. The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in the applicable pricing supplement and in the accompanying prospectus and prospectus supplement.

In addition to the terms described elsewhere in this product supplement, the following general terms will apply to the ROS:

Coupon

We will not pay you a coupon during the term of the ROS.

Denomination

Each ROS will have a face amount of $10, unless otherwise specified in the applicable pricing supplement.

Payment at Maturity

You will receive a cash payment at maturity that is based on the Performance. If the Performance is positive, it may be enhanced by a Multiplier as specified in the applicable pricing supplement, subject to a Maximum Gain on the ROS, as specified in the applicable pricing supplement. The ROS are fully or partially exposed to any negative Performance, as specified in the applicable pricing supplement, and, unless a guaranteed payment is specified in the applicable pricing supplement, a negative Performance will reduce your cash payment at maturity below the face amount of your ROS, and will result in a negative return on your investment. ***You may lose some or all of your investment if the Performance is negative over the term of your ROS.***

Maturity Date

The maturity date for your ROS will be the date specified in the applicable pricing supplement, unless that day is not a business day, in which case the maturity date will be the next following business day. If the fifth business day before the specified maturity date does not qualify as the final valuation date or dates as determined in accordance with "—Final Valuation Date" below, then the maturity date will be the fifth business day following such final valuation date or dates. The calculation agent may postpone the final valuation date or dates—and therefore the maturity date—if a market disruption event occurs or is continuing on a day that would otherwise be a final valuation date. We describe market disruption events under "—Market Disruption Event" below.

Final Valuation Date

The final valuation date or dates for your ROS will be the date or dates specified in the applicable pricing supplement, unless the calculation agent determines that a market disruption event has occurred or is continuing on any such day. In that event, the final valuation date or dates will be the first following business day on which the calculation agent determines that a market disruption event has not occurred and is not continuing. In no event, however, will the final valuation date or dates for your ROS be postponed by more than ten business days.

Market Disruption Event

As described above, the final valuation date or dates may be postponed, and thus the determination of the Performance may be postponed, if the calculation agent determines that, on the final valuation date or dates (or on any other date specified in the applicable pricing supplement), a market disruption event has occurred or is continuing. These events may include disruptions or suspensions of trading in the markets as a whole or General Inconvertibility or General Non-Transferability (as defined below) of one or more currencies. If the calculation agent, in its sole discretion, determines that any of these events prevents it from valuing a currency, basket or index, or calculating the Performance or the amount we will pay you at maturity of the ROS in the ordinary manner, the calculation agent will determine such value, Performance or amount in a commercially reasonable manner and in accordance with general market practice.

"**General Inconvertibility**," as used herein, means the occurrence of any event that generally makes it impossible to convert any currency referred to herein into U.S. Dollars in the country of such currency through customary legal channels.

"**General Non-Transferability**," as used herein, means the occurrence of any event that generally makes it impossible to deliver (a) U.S. Dollars from accounts inside the country of any currency referred to herein to accounts outside such country or (b) any currency referred to herein between accounts inside the country of such currency or to a party that is a non-resident of such country.

Additional market disruption events, as well as any alternative method in which payment will be calculated in the event of a market disruption event, may be set forth in the applicable pricing supplement.

Calculation Agent

Deutsche Bank AG, London Branch will act as the calculation agent. The calculation agent will determine, among other things, the Starting Level, the Ending Level, the Performance and the payment at maturity, if any, on the ROS. In addition, the calculation agent will determine whether there has been a market disruption event. All determinations made by the calculation agent will be at its sole discretion and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different calculation agent from time to time after the date of the applicable pricing supplement without your consent and without notifying you.

The calculation agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity on or prior to 11:00 a.m. on the business day preceding the maturity date.

All calculations with respect to the Starting Level, the Ending Level and the Performance will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g., 0.876545 would be rounded to 0.87655); all dollar amounts related to determination of the payment per $10.00 security at maturity, if any, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., 0.76545 would be rounded up to 0.7655); and all dollar amounts paid on the aggregate initial investment amount of ROS per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Events of Default

Under the heading "Description of Debt Securities—Events of Default" in the accompanying prospectus is a description of events of default relating to securities including the ROS.

Payment Upon an Event of Default

Unless otherwise specified in the applicable pricing supplement, in case an event of default with respect to the ROS shall have occurred and be continuing, the amount declared due and payable per $10.00 ROS upon any acceleration of the ROS shall be determined by the calculation agent and shall be an amount in cash equal to the amount payable at maturity per $10.00 ROS as described under the caption "General Terms of the ROS—Payment at Maturity," calculated as if the date of acceleration were the final valuation date. If the ROS have more than one valuation date, then the business days immediately preceding the date of acceleration (in such number equal to the number of valuation dates in excess of one) shall be the corresponding valuation dates.

If the maturity of the ROS is accelerated because of an event of default as described above, we shall, or shall cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the ROS as promptly as possible and in no event later than two business days after the date of acceleration.

Modification

Under the heading "Description of Debt Securities—Modification of the Indenture" in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities—Discharge and Defeasance" are not applicable to the ROS, unless otherwise specified in the applicable pricing supplement.

Listing

The ROS will not be listed on any securities exchange, unless otherwise specified in the applicable pricing supplement.

Book-Entry Only Issuance—The Depository Trust Company

The Depository Trust Company, or DTC, will act as securities depositary for the ROS. The ROS will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global securities certificates, representing the total aggregate face amount of the ROS, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings "Description of Notes—Form, Legal Ownership and Denomination of Notes."

Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity on the ROS will be payable and the transfer of the securities will be registrable at the office of Deutsche Bank Trust Company Americas ("**DBTCA**") in the City of New York.

DBTCA or one of its affiliates will act as registrar and transfer agent for the ROS. DBTCA will also act as paying agent and may designate additional paying agents.

Registration of transfers of the ROS will be effected without charge by or on behalf of DBTCA, but upon payment (with the giving of such indemnity as DBTCA may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

The ROS will be governed by and interpreted in accordance with the laws of the State of New York.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of certain material U.S. federal income tax consequences of the ownership and disposition of the ROS to holders who will hold the ROS as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended to the date hereof (the "**Code**"). This summary is based on the Code, administrative pronouncements, judicial decisions and currently effective and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described below, possibly on a retroactive basis. This summary does not address all aspects of U.S. federal income taxation that may be relevant to an investor in light of the investor's particular circumstances or to certain types of investors subject to special treatment under the U.S. federal income tax laws, such as certain former citizens or residents of the United States, certain financial institutions, real estate investment trusts, regulated investment companies, tax-exempt entities, dealers and certain traders in securities, commodities or foreign currencies, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, persons who hold a ROS as a part of a hedging transaction, straddle, conversion or integrated transaction, or U.S. holders (as defined below) who have a "functional currency" other than the U.S. dollar.

Tax Treatment of the ROS

Except as otherwise provided in the relevant pricing supplement, we believe it is reasonable to treat the ROS as prepaid financial contracts for U.S. federal income tax purposes. Due to the absence of authorities that directly address instruments that are similar to the ROS, significant aspects of the U.S. federal income tax consequences of an investment in the ROS are uncertain. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the treatment described herein. Accordingly, you should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the ROS (including alternative treatments), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Unless otherwise stated, the following discussion assumes that the above treatment is respected.

Tax Consequences to U.S. Holders

The following discussion applies to "U.S. holders" of the ROS. You are a "U.S. holder" if, for U.S. federal income tax purposes, you are a beneficial owner of the ROS who is: (i) a citizen or resident of the United States; (ii) a corporation created or organized under the laws of the United States or any political subdivision thereof; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Except as otherwise provided in the applicable pricing supplement, assuming that the treatment of the ROS described above is respected, and subject to the possible application of Section 1256 of the Code discussed below, the following are anticipated U.S. federal income tax consequences of the ownership and disposition of the ROS.

Tax Treatment Prior to Maturity. You should not be required to recognize taxable income over the term of the ROS prior to maturity, other than pursuant to a sale or exchange, as described below.

Sale, Exchange or Retirement of the ROS. Upon a sale or exchange of the ROS prior to their maturity date or upon the receipt of the cash payment in retirement of the ROS at maturity, you will recognize taxable gain or loss equal to the difference between the amount realized on such sale, exchange or retirement and your tax basis in the ROS so sold, exchanged or retired. Your tax basis in the ROS should equal the amount you paid to acquire the ROS. Because of the application of certain rules and regulations relating to foreign currency instruments under Section 988 of the Code, such gain or loss should be treated as ordinary gain or loss unless you make a valid election pursuant to the Treasury regulations governing foreign currency transactions on or before the date on which you acquire your ROS to treat such gain or loss as capital gain or loss. **If a valid election is made before the close of the day on which you acquire your ROS,** your gain or loss on the ROS should be capital gain or loss and, subject to the discussion below concerning Section 1256 of the Code, should be long-term capital gain or loss if at the time of such sale, exchange or retirement you have held the ROS for more than one year. The deductibility of capital losses is subject to certain limitations.

To make this election, you must, in accordance with detailed procedures set forth in the regulations under Section 988 of the Code, either (a)(1) clearly identify the transaction on your books and records on the date you acquire your ROS as being subject to such an election and (2) file the relevant statement verifying such election with your federal income tax return or (b) otherwise obtain independent verification. You should consult your tax adviser regarding the conditions and procedures for making this election.

If, however, you do not make the election referred to in the previous paragraph, your gain or loss on the sale, exchange or retirement of the notes will be ordinary income to you. In that event, you should consult your tax adviser regarding the potential application of reporting requirements for losses in excess of specified thresholds, including special rules for ordinary losses with respect to foreign currency transactions.

Possible Application of Section 1256 of the Code. Depending on its terms, ROS might be treated as a "foreign currency contracts" within the meaning of Section 1256 of the Code. If Section 1256 were to apply to your ROS, you would be required to mark to market the ROS at the end of each year (*i.e.,* recognize income as if the ROS had been sold for its fair market value). In that case, gain or loss recognized on marking to market should be ordinary in character absent a valid election to treat gain or loss on the ROS as capital. If such an election is made, gain or loss recognized on marking to market should be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to the period during which you held your ROS.

Other Possible Tax Treatments of an Investment in the ROS. Due to the absence of authorities that directly address the proper tax treatment of the ROS, no assurance can be given that the IRS will accept, or that a court will uphold, the treatment described above. Alternative U.S. federal income tax treatments of the ROS are possible, which, if applied, could materially and adversely affect the timing and/or character of the income or loss with respect to a ROS. It is possible, for example, that the ROS could be treated as debt instruments issued by us. Under this treatment, ROS having a term from issue to maturity (including the last possible date that the ROS could be outstanding) exceeding one year would be governed by Treasury regulations relating to the taxation of contingent payment debt instruments. In that event, even if you are a cash-method taxpayer, in each year that you held the ROS you would be required to accrue into income "original issue discount" based on our comparable yield for similar non-contingent debt, determined at the time of issuance of the ROS, even though no corresponding cash would be received on the ROS. In addition, any gain on the sale, exchange or retirement of the ROS would generally be treated as ordinary income. Moreover, if you were to recognize a loss above certain thresholds, you would be required to file a disclosure statement with the IRS.

Other treatments also are possible. Accordingly, you should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the ROS.

Tax Consequences to Non-U.S. Holders

The following discussion applies to you only if you are a non-U.S. holder of the ROS. You are a "non-U.S. holder" if, for U.S. federal income tax purposes, you are a beneficial owner of the ROS who is: (i) a nonresident alien individual; (ii) a foreign corporation; or (iii) a foreign estate or trust. You are not a non-U.S. holder for the purposes of this discussion if you are an individual present in the United States for 183 days or more in the taxable year of sale, exchange or retirement. In this case, you should consult your tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or retirement of the ROS.

Sale, Exchange or Retirement of the ROS. Subject to the discussion below regarding backup withholding, gain from the sale or exchange of the ROS prior to its maturity date or upon the receipt of cash payment in retirement of the ROS at maturity should not be subject to U.S. federal withholding or income tax unless such gain is effectively connected with your conduct of a trade or business in the United States, as described below.

Tax Consequences Under Possible Alternative Treatments. If the ROS were treated as indebtedness, any payments or accruals made or deemed to be made nonetheless would not be subject to U.S. federal income or withholding tax, provided generally that (i) you certify on IRS Form W-8BEN, under penalties of perjury, that you are not a United States person and otherwise satisfy applicable requirements; and (ii) any gain realized on a sale, exchange or retirement of the ROS is not effectively connected with your conduct of a trade or business in the United States.

Income Effectively Connected with a Trade or Business in the United States. If you are engaged in a trade or business in the United States, and if payments on the ROS are effectively connected with the conduct of that trade or business, you generally will be taxed in the same manner as a United States holder. If the preceding sentence applies to you, then in order to claim an exemption from withholding, you will be required to provide a properly executed IRS Form W-8ECI in lieu of IRS Form W-8BEN. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of the ROS, including the possible imposition of a 30% branch profits tax if you are a corporation.

Backup Withholding and Information Reporting

The cash proceeds received from a sale, exchange or retirement of the ROS will be subject to information reporting unless you are an exempt recipient (such as a domestic corporation) and may also be subject to backup withholding at the rates specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer identification number) or meet certain other conditions. If you are a non-United States holder and you provide a properly executed IRS Form W-8BEN or W-8ECI, as applicable, you generally will not be subject to backup withholding.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

USE OF PROCEEDS

Unless otherwise specified in the applicable pricing supplement, the net proceeds we receive from the sale of the ROS will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the ROS as more particularly described in "Use of Proceeds" in the accompanying prospectus. The original issue price of the ROS includes each agent's commissions (as shown on the cover page of the applicable pricing supplement) paid with respect to the ROS, which commissions, as to agents affiliated with us, include the reimbursement of certain issuance costs and the estimated cost of hedging our obligations under the ROS. The estimated cost of hedging includes the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the ROS. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, the actual cost of such hedging may result in a profit that is more or less than expected, or could result in a loss. See also, "Use of Proceeds" in the accompanying prospectus.

On or prior to the date of the applicable pricing supplement, we, either directly or through our affiliates or others, may hedge some or all of our anticipated exposure in connection with the ROS by taking positions in the Underlying Currency or Currencies or the Reference Currency, or instruments whose value is derived therefrom. While we cannot predict an outcome, such hedging activity or other hedging or investment activity of ours could potentially affect the Starting Level and the Ending Level, and, therefore, the value of your ROS. From time to time, prior to maturity of the ROS, we may pursue a dynamic hedging strategy which may involve taking long or short positions in the Underlying Currency or Currencies or the Reference Currency, or instruments whose value is derived therefrom. Although we have no reason to believe that any of these activities will have a material impact on the value of the ROS, we cannot assure you that these activities will not have such an effect.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No ROS holder shall have any rights or interest in our hedging activity or any positions we may take in connection with our hedging activity.

THE UNDERLYING CURRENCY OR CURRENCIES AND THE REFERENCE CURRENCY

The Underlying Currency or Currencies, the Reference Currency, the components of any basket or underlying any index of currencies, the relative weights of any basket or index of currencies to which payment on the ROS will be linked and any applicable market disruption events will be described in the applicable pricing supplement.

UNDERWRITING

Under the terms and subject to the conditions contained in a Distribution Agreement to be entered into between Deutsche Bank AG and each of DBSI and DBTCA as agents and certain other agents that may be party to either Distribution Agreement from time to time (each an "**Agent**" and collectively with DBSI and DBTCA, the "**Agents**"), each Agent participating in an offering of ROS has agreed to purchase, and we have agreed to sell, the amount of ROS set forth on the cover page of the applicable pricing supplement. Each such Agent proposes initially to offer the ROS directly to the public at the public offering price set forth on the cover page of the applicable pricing supplement. DBSI and DBTCA may allow a concession to other dealers as set forth in the applicable pricing supplement, or we may pay other fees, in the amount set forth on the cover page of the applicable pricing supplement. After the initial offering of the ROS, the Agents may vary the offering price and other selling terms from time to time.

We own, directly or indirectly, all of the outstanding equity securities of DBSI and DBTCA. The underwriting arrangements for this offering comply with the requirements of Rule 2720 of the Conduct Rules applicable to a FINRA member regarding a FINRA member firm's underwriting of securities of an affiliate. In accordance with Rule 2720, no underwriter may make sales in this offering to any discretionary account without the prior approval of the customer.

DBSI or another Agent may act as principal or agent in connection with offers and sales of the ROS in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

In order to facilitate the offering of the ROS, DBSI may engage in transactions that stabilize, maintain or otherwise affect the price of the ROS. Specifically, DBSI may sell more ROS than it is obligated to purchase in connection with the offering, creating a naked short position in the ROS for its own account. DBSI must close out any naked short position by purchasing the ROS in the open market. A naked short position is more likely to be created if DBSI is concerned that there may be downward pressure on the price of the ROS in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, DBSI may bid for, and purchase, ROS in the open market to stabilize the price of the ROS. Any of these activities may raise or maintain the market price of the ROS above independent market levels or prevent or retard a decline in the market price of the ROS. DBSI is not required to engage in these activities, and may end any of these activities at any time.

To the extent the total amount of ROS offered pursuant to a pricing supplement is not purchased by investors, one or more of our affiliates may agree to purchase for investment the unsold portion. As a result, upon completion of an offering, our affiliates may own up to approximately 10% of the ROS offered in that offering.

No action has been or will be taken by us, DBSI, DBTCA or any dealer that would permit a public offering of the ROS or possession or distribution of this product supplement or the accompanying prospectus supplement, prospectus or pricing supplement, other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the ROS, or distribution of this product supplement or the accompanying prospectus supplement, prospectus or pricing supplement or any other offering material relating to the ROS, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed, and each dealer through which we may offer the ROS has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the ROS or possesses or distributes this product supplement and the accompanying prospectus supplement, prospectus and pricing supplement and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the ROS under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the ROS. We shall not have responsibility for any Agent's or any dealer's compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.